

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Daniel Chin
General Counsel
Arrival Group
1, rue Peternelchen
L-2370 Howald
Grand Duchy of Luxembourg

   Re: Arrival Group
     Amendment No. 2 to
     Registration Statement on Form F-4
     Filed February 16, 2021
     File No. 333-251339

Dear Mr. Chin:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Amendment No. 2 to Registration Statement on Form F-4

Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-2

1. Please have counsel remove the assumption that the Articles have not been amended and remain in full force and effect without modification. Counsel may not assume that the registrant is legally incorporated or has sufficient authorized shares. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

2. We note that counsel has limited reliance only to the board of directors. Please have counsel file a revised opinion that indicates that purchasers of the securities in the offering are entitled to rely on the opinion. Please refer to II.B.3.d for Staff Legal Bulletin No. 19.

Exhibit 8.1, page II-2

3.   We note that you have filed a short-form tax opinion as exhibit 8.1 and that the tax disclosure in the prospectus will serve as the tax opinion. We therefore note your disclosure on page 139 that there can be no assurance that the merger will qualify as a reorganization under Section 368(a) of the Code. Please revise your disclosure here to more clearly state counsel's tax opinion as to whether the transaction will qualify as under section 368. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B. and C. of Staff Legal Bulletin No. 19.

You may contact Andrew Blume at 202-551-3254 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing